news release

ArcelorMittal holds 2010 Investor Day

Luxembourg, 16 September 2010 (13:30 CET) - ArcelorMittal today holds its annual investor day simultaneously in New York and London.  Company presentations include Chairman and CEO Lakshmi Mittal discussing the future of its business and CFO Aditya Mittal providing insight into the Group’s strategy.

GMB Member Gonzalo Urquijo provides details of planned further sustainable management gains of US$2.0 billion by 2012, arising largely from improvements to industrial processes. The company’s head of mining, Peter Kukielski, also reveals plans to expand annual iron ore production to 100 million tonnes by 2015, requiring capital investment of approximately US$4.0 billion during the period. The target is expected to be achieved through greenfield mines development in West Africa as well as brownfield expansions and efficiency improvements at many of the Group’s mines.

ArcelorMittal also has plans to further develop its coal assets by exploring further opportunities with joint venture partners and reviewing opportunities in new frontiers.

Lakshmi Mittal, Chairman and CEO, said in London: “ArcelorMittal is a stronger company after the crisis. We now have more efficiency, a stronger balance sheet, lower costs and a very clear steel and mining growth strategy keeping in line with our financial objectives.”

Forward-looking statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s Annual Report on Form 20-F for the year ended December 31, 2009 filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.